Exhibit 99.1

Marex announces purchase of shares by Chief Executive Officer

New York, Oct. 13, 2025 — Marex Group plc (“Marex”; NASDAQ: MRX), the diversified global financial services platform, today announced that its Chief Executive Officer Ian Lowitt purchased 32,465 ordinary shares in Marex in the open market on Friday October 10, bringing his total holding to 2,615,016 ordinary shares.

Ends

About Marex

Marex Group plc (NASDAQ: MRX) is a diversified global financial services platform providing essential liquidity, market access and infrastructure services to clients across energy, commodities and financial markets. The Group provides comprehensive breadth and depth of coverage across four core services: Clearing, Agency and Execution, Market Making and Hedging and Investment Solutions. It has a leading franchise in many major metals, energy and agricultural products, with access to 60 exchanges. The Group provides access to the world’s major commodity markets, covering a broad range of clients that include some of the largest commodity producers, consumers and traders, banks, hedge funds and asset managers. With more than 40 offices worldwide, the Group has over 2,400 employees across Europe, Asia and the Americas. For more information visit www.marex.com.

Enquiries please contact:

Marex: Nicola Ratchford / Adam Strachan

+44 778 654 8889 / +1 914 200 2508

nratchford@marex.com / astrachan@marex.com

FTI Consulting US / UK

+1 716 525 7239 / +44 7976870961

marex@fticonsulting.com